September 23, 2025

Carlos Trujillo
Chief Financial Officer
PharmaCyte Biotech, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

        Re: PharmaCyte Biotech, Inc.
            Registration Statement on Form S-3
            Filed September 17, 2025
            File No. 333-290311
Dear Carlos Trujillo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Kenneth Koch